SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            LAWYERS TITLE CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


                Virginia                                54-1589611
 (State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

          6630 West Broad Street
            Richmond, Virginia                             23230
 (Address of Principal Executive Offices)                (Zip Code)

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
 If this form relates to the  registration of a              If this form relates to the  registration  of a
 class of debt  securities  and is effective upon            class of debt  securities  and is to become
 filing pursuant to General  Instruction A(c)(1)             effective the simultaneously  with the effectiveness
 please check following box. [ ]                             of a concurrent registration statement under
                                                             the Securities Act of 1933 pursuant to
                                                             General Instruction A(c)(2) please check
                                                             the following box.  [  ]

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 Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                  Name of Each Exchange on Which
          to be so Registered                  Each Class is to be Registered

       Common Stock, no par value                 New York Stock Exchange

    Preferred Share Purchase Rights               New York Stock Exchange


 Securities to be registered pursuant to Section 12(g) of the Act:

                                      none
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         Lawyers Title Corporation, a Virginia corporation, hereby amends in its entirety the following items of its registration statement on Form 8-A dated September 29, 1995 and filed with the Securities and Exchange Commission on October 2, 1995.

Item 1.           Description of Registrant's Securities to be Registered.

         The following description of the capital stock of Lawyers Title Corporation (the "Company") is qualified in its entirety by reference to applicable provisions of Virginia law and the Company's Articles of Incorporation (the "Company's Articles") and Bylaws, the complete text of which are on file with the Securities and Exchange Commission (the "Commission"). The Company's authorized capital stock consists of 5,000,000 shares of preferred stock, without par value (the "Preferred Stock"), and 45,000,000 shares of common stock, without par value (the "Common Stock").

Common Stock

         The holders of Common Stock are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power. The Company's Articles do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders.

Preferred Stock

         Under the Company's Articles, the Board of Directors, without shareholder approval, is authorized to issue shares of Preferred Stock in one or more series and to designate, with respect to each such series of Preferred Stock, the number of shares in each such series, the dividend rates, preferences and date of payment, voluntary and involuntary liquidation preferences, the availability of redemption and the prices at which it may occur, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued may be senior to the Common Stock as to dividends and as to distribution in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of the Common Stock.

         The Board of Directors of the Company has authorized and reserved 50,000 shares of Series A Junior Participating Preferred Stock (the "Preferred Shares") for issuance upon the exercise of the preferred share purchase rights described below. See "Preferred Share Purchase Rights."

         The creation and issuance of any other series of Preferred Stock, and the relative rights and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then-existing market conditions and other factors that, in the judgment of the Board of Directors of the Company, might warrant the issuance of Preferred Stock.

Preemptive Rights

         No holder of any share of Common Stock or Preferred Stock has any preemptive right to subscribe to any securities of the Company of any kind or class.

Preferred Share Purchase Rights

         In October 1991, the Company issued one preferred share purchase right (a "Right") for each share of Common Stock, without par value (the "Common Shares"), of the Company outstanding on October 1, 1991. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Series A Preferred Shares"), of the Company at a price of $85 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in a Rights Agreement, dated October 1, 1991, between the Company and Sovran Bank, N.A., as Rights Agent, as amended by the Amendment to Rights Agreement, dated June 22, 1992, between the Company, NationsBank, N.A. (formerly Sovran Bank, N.A.) and Wachovia Bank of North Carolina, N.A., as successor Rights Agent (the "Rights Agreement"). On August 20, 1997, the Company amended and restated the Rights Agreement in its entirety (the "Restated Rights Agreement").

         The Rights will be evidenced by Common Share certificates until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"). As defined in the Restated Rights Agreement, an Acquiring Person is not deemed to include Reliance Insurance Company, a Pennsylvania corporation ("RIC"), or any Affiliate of RIC by virtue of the approval, execution, delivery or performance of the Stock Purchase Agreement between the Company, Lawyers Title Insurance Corporation, a Virginia corporation, RIC and Reliance Group Holdings, Inc., a Delaware corporation, dated as of August 20, 1997 (the "Stock Purchase Agreement"), or the Voting and Standstill Agreement (as defined in the Stock Purchase Agreement), or by the acquisition of Common Shares or shares of the Company's 7% Series B Cumulative Convertible Preferred Stock, without par value (the "Series B Preferred Shares") by RIC or any Affiliate of RIC as provided in the Restated Rights Agreement.

         The Restated Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after August 20, 1997 upon transfer or new issuance of Common Shares will contain a legend incorporating by reference the terms of the Restated Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend or the existence of an earlier form of legend, certificates evidencing Common Shares outstanding on or prior to August 20, 1997 shall also evidence one Right for each Common Share evidenced thereby. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of August 20, 1997, even without such legend, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on August 20, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then-current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per Common Share. Each Series A Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive an amount equal to 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, that will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Series A Preferred Share, per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the time that any person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that (i) the Restated Rights Agreement prohibits certain amendments that would make RIC or any Affiliate of RIC an Acquiring Person and (ii) from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Restated Rights Agreement provides that no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Restated Rights Agreement, a copy of which has been filed with the Commission.

Certain Provisions of the Company's Articles and Bylaws

         The Company's Articles and Bylaws contain provisions which may have the effect of delaying or preventing a change in control of the Company. The Company's Articles and Bylaws provide (i) for division of the Board of Directors into three classes, with one class elected each year to serve a three-year term;
(ii) that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote;
(iii) that a vacancy on the Board shall be filled by the remaining directors; and (iv) that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote is required to alter, amend or repeal the foregoing provisions. The Company's Bylaws require advance notification for a shareholder to bring business before a shareholders' meeting or to nominate a person for election as a director. The Company's Articles and Bylaws provide that, subject to the rights of holders of any series of Preferred Stock, special meetings of shareholders may be called only by the Chairman of the Board or a majority of the total number of directors which the Board would have if there were no vacancies, and may not be called by the shareholders. The business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by or at the direction of the Board.

         The Company's Articles also contain an "affiliate transaction provision" which provides that, in the event holders of Common Stock are entitled to vote on certain transactions, a supermajority of at least 80% of all the votes that the holders of Common Stock are entitled to cast thereon shall be required for the approval of such transactions. Such supermajority approval would be required for (i) a merger or consolidation involving any person or entity who directly or indirectly owns or controls 10% or more of the voting power of the Company (an "Interested Shareholder") at the record date for determining shareholders entitled to vote and (ii) a sale, lease or exchange of substantially all of the Company's assets or property to or with an Interested Shareholder, or for the approval of a sale, lease or exchange of substantially all of the assets or property of an Interested Shareholder to or with the Company. In addition, the Company's Articles provide that the same 80% vote shall be required for the approval of certain transactions including a reclassification of securities, recapitalization or other transaction designed to decrease the number of holders of Common Stock after any person or entity has become an Interested Shareholder. Notwithstanding the foregoing, the supermajority approval requirement will not apply to any transaction that is approved by the Board of Directors prior to the time that the Interested Shareholder becomes an Interested Shareholder.

         The shares of Common Stock and Preferred Stock authorized by the Company's Articles provide the Board of Directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control of the Company. The Board of Directors has sole authority to determine the terms of any series of the Preferred Stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks a change in control of the Company.

         The foregoing provisions of the Company's Articles and Bylaws are intended to prevent inequitable shareholder treatment in a two-tier takeover and to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Board of Directors without the support of the incumbent Board, even if such a change were desired by, or would be beneficial to, a majority of the Company's shareholders. Such provisions therefore may have the effect of discouraging certain unsolicited offers for the Company's capital stock.


Item 2.           Exhibits

         All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        LAWYERS TITLE CORPORATION



Dated:  August 29, 1997                 By: /s/ Charles H. Foster, Jr.
                                            ------------------------------------
                                            Charles H. Foster, Jr.
                                            Chairman and Chief Executive Officer